EXHIBIT 2
WEST CREEK CAPITAL
1919 PENNSYLVANIA AVENUE NW
SUITE 725
WASHINGTON, D.C. 20006
(202) 416-4738

December 3, 2007

Mr. James A. Moore
Director
Capital Senior Living Corp.
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

Capital Senior Living

Dear Mr. Moore:

As you know, entities advised by West Creek Capital currently own approximately 1.8 million shares of Capital Senior Living (the “Company”), representing nearly 7% of the outstanding stock.  Our initial investment was made in 2004, and we consider ourselves patient, long-term shareholders.  We are writing to you following a series of conversations in which we requested that a shareholder representative be added to the Board of Directors.  Recently, you advised that the Board has declined our request.  Our concerns about the Company’s direction, our desire to see value maximized for all shareholders, and our own fiduciary duties, now compel us to pursue these discussions in a public forum.

As we have discussed, our concerns relate principally to the Company’s corporate governance and strategic direction.  Our governance concerns are most clearly highlighted by the fact that despite nearly thirty (30) years of collective service, independent directors have virtually no investment in the Company’s stock.  Our concern about the lack of decision-makers’ alignment of interests with shareholders is dramatically heightened by the fact that Company Chairman James Stroud has recently sold roughly 70% of his shares.  The unwillingness to add an owner to the Board is even more disappointing in light of the fact that in uncontested elections in each of the last two years, over 22% of the outstanding shares voted against the Company’s incumbent directors.  When the Chairman’s stock (much of which has been sold) is excluded from the results, the plea for change becomes even more extraordinary.  That independent directors have, to our knowledge, never reached out to shareholders to learn the basis of their concerns is hard to understand.

Our issues with the Company’s corporate governance are made more pressing by concerns about the Company’s lack of strategic direction.  In summary, we believe that success in the senior living industry requires either geographic concentration and an entrepreneurial cost structure, or a national platform and efficiencies of scale.  Unfortunately, the Company has neither.  Today, Capital Senior Living has the scale of a regional business, with a portfolio spread across a national platform.  Looking at the map of Company properties contained in the presentation filed under Form 8-K, dated November 20, 2007, one sees single assets in southern California, Arizona, Florida, New York, Connecticut, New Jersey, Virginia, Louisiana, and Kansas.  As a result, the Company is at a disadvantage to almost all of its competitors. Focused local providers are not burdened by a public Company cost structure, have deeper roots in the community, and entrepreneurial owner/managers. True national providers, with both market density and scale, can better pursue business building initiatives like branding and internet based marketing, while spreading corporate costs across their larger asset base. We believe the Company’s relative position will grow weaker with time.

Mr. James Moore, Capital Senior Living
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December 3, 2007

The November 20, 2007 8-K, also includes a discussion of strategies the Company is pursuing to build shareholder value.  Aside from reducing vacancy and raising rates, outcomes largely dictated by market forces, the two primary strategies discussed are acquisitions and delivering ancillary services.  This has been the case for most of the time we have been shareholders.  Over the last three years, excluding activity with related parties, the Company appears to have invested a total of roughly $5 million in acquisitions.  While this small investment involves approximately $200 million in assets, the bulk of the capital was provided, and the bulk of the economics are owned, by REIT lessors and JV partners.  Even factoring in management agreements, and assuming extraordinary returns on the $5 million invested, acquisitions hardly appear to have been a key driver of shareholder value.  Having seen so little accomplished during a period of rapid industry consolidation, we believe shareholders have little reason to expect much value creation from acquisitions in the future.

We have seen other publicly traded senior living companies create extraordinary shareholder value delivering ancillary services.  As we discussed, we were large shareholders in American Retirement Corp., and are therefore familiar with the value a well executed ancillary services strategy can create.  On numerous conference calls, the Company has detailed plans for taking action in this area.  To date, we have seen little progress.  We can only assume that this is at least partly a result of challenges caused by having properties spread across the entire country.

Our investment in the Company was based on the large discount between stock market value and our view of underlying asset value, and our belief that the senior living industry was entering a period of enormous opportunity. We hoped the Company would use this period to greatly advantage its owners.  After three years, despite a significant increase in the stock price, we believe the large value gap remains.  Sadly, although the senior living industry has enjoyed a wonderful three years, the Company has done little other than ride a tightening market.  Having concluded that the Company is structurally challenged and has no meaningful strategy for building shareholder value, we are left with arguing that a sale is the sole means for shareholders to realize the value of the assets we own.As a result, we request that the Board promptly engage an independent investment bank to advise on strategic alternatives, including the sale or liquidation of the Company.  Pending completion of such a transaction, we request that the Company be run to maximize free cash-flow, and that the Company eliminate all expenses not directly tied to maintaining the existing portfolio and preparing it for sale.  Finally, we request that all excess balance sheet cash be returned to shareholders at the earliest possible time.

Mr. James Moore, Capital Senior Living
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December 3, 2007

The 2006 proxy contained a proposal requesting that the Board “pursue a sale or liquidation” of the Company.  That proposal garnered support from nearly 30% of the shares voted.  Again, this support becomes much stronger if the Chairman’s shares (many of which have been sold) are excluded.  The Board chose to view this vote as support for the status quo, a conclusion we disagree with strongly.  Even accepting the Board’s view, we believe there are substantial reasons to consider this issue again.  Most importantly, The Board of Directors’ Statement in Opposition to the Stockholder Proposal relied largely on a 2006 presentation by Jefferies & Company, Inc. (“Jefferies”).  Jefferies concluded that “assuming the Company met its projections, the Company’s strategic plan should result in significant growth”.  Based on the Company’s public statements regarding its growth strategies, we assume the key elements of the plan presented to Jefferies were that the Company would make a series of acquisitions and deliver an ancillary services strategy.  Another year has now passed, and little progress has been made on either front.  We have no confidence that this will change with additional time.

We think it is also important to note that while the Board’s Statement in Opposition argued that “Now is not the Time for a Sale” because “the fundamentals of our industry are strong” and “the Company is well positioned”, Chairman James Stroud continued to aggressively sell his stock.  Further, we understand that these sales were executed by Jefferies, the investment bank on whose opinion the Board relied.  Whatever the motivation for Mr. Stroud’s sales, we must certainly question his conviction in the optimism expressed in the Board’s Statement in Opposition.  We believe that a 30% vote in favor of the sale or liquidation of the Company, is a strong statement of “no confidence”.  Again, it is difficult to understand why independent directors faced with such strong dissent did not reach out to shareholders to understand the basis of their concerns.

We do not believe that we are alone in our views about the Company. We hope that you and the other independent directors will reach out to the Company’s other owners to solicit their opinions. If the Board learns that owners of a significant portion of the Company have views similar to those expressed in this letter, we would expect you to take appropriate action. Based on the actions taken by the independent directors over the next few months, we may determine that further action on our part is appropriate, including, potentially nominating directors whose interests will be more closely aligned with shareholders.

Mr. James Moore, Capital Senior Living
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December 3, 2007

Finally, it would be unfair not to note that our diligence confirms that the Company does an excellent job on an operating level.  Assets are well maintained, residents are satisfied, and occupancies and rents are likely to continue to be strong.  Unfortunately, the Company’s structural challenges have negatively impacted the valuable employees responsible for the asset level successes in much the same way owners have been impacted (their options have no more current market value than our shares).  The senior living industry has changed dramatically in the three years we have owned shares in the Company.  Capital Senior Living has not kept pace.  In fact, as competitors grow larger and better able to leverage their scale to provide a fuller range of care, improve their branding and marketing strategies, and drive down their per-unit operating costs, the Company is falling further behind. Enough time has passed to know that a sale is the sole available mechanism for shareholders and employees to recognize the asset value created by their capital and labor.

Sincerely,	Sincerely,
/s/ Roger Feldman	/s/ Harvey Hanerfeld

Roger Feldman	Harvey Hanerfeld
Principal	Principal